Exhibit 23.4

January 12, 2007

El Capitan Precious Metals Inc.
Suite 216
14301 N. 87th Street
Scottsdale, AZ 85260

Gentlemen:

The undersigned hereby consents to the reference to the undersigned in the Annual Report on Form 10-KSB of El Capitan Precious Metals, Inc. for the year ended September 30, 2006 (the “Annual Report”), including without limitation references in Item 2 of the Annual Report, to be filed with the United States Securities and Exchange Commission.

I also confirm that I have read each of the references to me in the Annual Report and concur with such statements. In giving this consent, the undersigned does not admit that he is within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Michael J. Wendell
Michael J. Wendell